Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER REPORTS DRILL RESULTS ON MONTERDE PROPERTY

March 2, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

The results of 21 drill holes are reported below. One hole, CTC-01, is a core hole on the Carotare deposit drilled for geologic information and metallurgical samples. This hole, which produced the first visible gold on the Monterde property, intersected 28 metres with a gold-equivalent grade of 8.09 g/t (6.72 g/t Au + 116 g/t Ag) as well as a deeper intersection of 22 metres of 3.42 gold-equivalent (3.03 g/t Au + 33 g/t Ag).

The other twenty holes are on the Carmen deposit, where a combination of in-fill and step-out holes has continued to firm up and extend the deposit. MTR-301 is notable for intersecting 20 metres of 7.54 g/t gold equivalent (6.48 g/t Au + 90 g/t Ag) on the Carmen structure itself. While most of those reported are infill holes, MTR-308 and MTR-311 to 315 are step-outs which confirm the extension of the deposit towards the southeast, where further drilling is now required.

All reverse circulation drilling since November has been on the Carmen deposit while access roads and drill pads are prepared on the Carotare deposit and the El Orito target.

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
CTC- 01	3.3	20	16.7	0.915	69	1.72
and	68	96	28	6.725	116	8.09
incl	86	90	4	36.520	427	41.54
and	116	138	22	3.034	33	3.42
MTC- 24	198	206	8	0.245	43	0.75
	214	228	14	3.845	62	4.57
MTC- 25	154	170	16	0.369	47	0.92
MTR-298	54	62	8	0.490	80	1.43
and	230	234	4	1.183	60	1.88
and	268	276	8	2.608	60	3.31
and	284	298	14	2.732	24	3.02
incl.	288	290	2	Open stope
MTR-299	34	40	6	1.146	63	1.88
and	142	148	6	0.878	43	1.39
and	178	182	4	1.492	89	2.53
and	198	202	4	1.305	18	1.52
and	298	310	12	2.214	151	3.99
incl	300	304	4	5.585	370	9.93
and	314	326	12	1.445	52	2.06
MTR-300	202	216	14	0.977	62	1.70
MTR-301	28	34	6	0.795	87	1.81
and	150	156	6	0.821	22	1.08
and	224	228	4	1.028	68	1.82
and	260	264	4	1.063	167	3.03
and	294	314	20	6.481	90	7.54
incl.	298	302	4	24.450	334	28.38
and	322	326	4	8.010	31	8.37
MTR-302	Several low-grade and anomalous intervals
MTR-303	52	56	4	1.376	114	2.72
and	180	186	6	1.484	150	3.25
and	200	204	4	1.680	43	2.18
and	212	218	6	3.003	59	3.70
and	248	262	14	1.830	32	2.21
and	324	328	4	2.013	93	3.10
MTR-304	114	118	4	1.394	70	2.21
and	128	134	6	6.607	75	7.49
and	206	216	10	2.514	101	3.70
and	228	236	8	0.726	32	1.11
and	244	272	28	1.843	10	1.96
and	282	289	7	1.117	17	1.31
MTR-305	Several low-grade and anomalous intervals
MTR-306	132	156	24	1.069	61	1.79
MTR-307	256	268	12	2.477	17	2.68
MTR-308	0	8	8	1.063	38	1.51
and	26	40	14	0.781	55	1.43
incl.	30	34	4	2.315	94	3.42
MTR-309	34	44	10	0.339	50	0.92
and	134	138	4	1.041	88	2.08
and	146	150	4	2.497	23	2.76
and	158	162	4	1.434	46	1.97
and	176	182	6	1.142	5	1.20
MTR-310	16	28	12	0.175	48	0.74
and	74	84	10	0.197	43	0.70
and	272	290	18	1.215	43	1.72
MTR-311	66	86	20	1.526	62	2.25
incl	68	72	4	3.678	170	5.67
MTR-312	4	14	10	0.057	55	0.70
and	72	84	12	0.499	57	1.17
incl	74	78	4	0.863	113	2.19
and	156	160	4	1.458	51	2.05
and	164	174	10	1.544	48	2.10
MTR-313	212	232	20	1.752	41	2.24
	246	250	4	3.712	13	3.86
MTR-315	68	76	8	1.422	142	3.09
and	118	124	6	0.500	119	1.90
and	148	166	18	1.792	77	2.70
incl	158	162	4	6.650	194	8.93
MTR-316	42	48	6	1.388	160	3.27
and	116	120	4	2.591	363	6.86
and	166	184	18	0.159	43	0.66

*Gold equivalent grade assumes equivalence of 85 grams of silver to one gram of gold.

True widths are expected to range between 65% and 85% of the intervals reported on the table above.

Drilling continues with three drills: one core drill and two reverse circulation. Each of the RC drills is working two shifts (24 hours per day). One remains on the Carmen deposit; the other is on the Carotare.

The drill holes listed above and all previous holes have been added to a three dimensional topographic model of the Monterde property now available on the Company’s web site.  With a relatively new computer and Google Earth software, investors can explore the Monterde property. Drill intercepts can be obtained with a click of a mouse for any of over 400 holes now plotted. For details see:  http://www.kimberresources.com/monterde3d.html

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. A pre-feasibility study is expected on the Carmen deposit in April 2006.  Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Manager, Corporate Communications

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.